UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42999

JM Group Limited

(Translation of registrant’s name into English)

Unit 812, 8/F, Harbour Center Tower 1,
1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2026	JM Group Limited

	By:	/s/ Chun Kwok Stanley Ting
Chun Kwok Stanley Ting
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated June 1, 2026.

2